

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2011

Mr. Blair Sorby
President and Chief Executive Officer
Atlas Resources, Incorp.
4759 Kester Avenue
Sherman Oaks, CA 91403

> **Re:** **Atlas Resources, Incorp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **File no. 333-166848**
> **Filed December 16, 2010**

Dear Mr. Sorby:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Financial Statements, page 20

1.   Please amend your registration statement to include the audit report that opines on your financial statements as of December 31, 2009 and from your inception (July 1, 2009) through December 31, 2009.

Note 1 – Basis of Presentation, page 26

2.   We note that you have revised disclosures in Note 1 in response to comment 9 in our letter dated October 13, 2010. However, you continue to imply that you are only presenting interim financial statements and notes; with no reference to the financial statements which coincide with your prior fiscal year, being the period from inception through December 31, 2009. If the calendar year coincides with your fiscal year, you should revise your

disclosure to clarify that you are also presenting audited financial statements for this period and you should include all of the note disclosures that are typically required to be included with annual audited financial statements. In this regard, as mentioned in our prior comment, you will need to add income tax and earnings per share disclosures as of the end of your prior fiscal year and for the audited financial statement period from your inception (July 1, 2009) to December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Via Facsimile

        Thomas Puzzo, Esq.
        (206) 260-0111